EXHIBIT 99.2

Colliers International Group Inc. First Quarter 2017 Financial Results May 2, 2017

Forward - Looking Statements 2 This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com ) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Appendix for reconciliations to GAAP measures. Colliers International 2017

Colliers International 2017 ▪ Strong operating results for first quarter, with solid revenue growth from acquisitions and internally from existing operations ▪ Expanded revolving credit facility to $700 million, and extended maturity date for 5 years to January 2022 o New unsecured structure increases financial capacity and flexibility to fund future growth ▪ Completed five acquisitions since beginning of year o Colliers Northern California & Nevada – Largest Colliers affiliate with over 400 professionals o Vision Asset Management – UK based hospitality asset manager o Colliers Denmark – 100 professionals in five offices across Denmark o Colliers Holland Michigan – Final step in unifying Colliers operations across Michigan o Welsh Companies – 240 professionals in Minneapolis - St. Paul, MN ▪ Paid semi - annual dividend of US$0.05 per common share First Quarter 2017 Results 3

Colliers International 2017 4 Q1 2017 Q1 2016 % Change over Q1 2016 USD LC (1) Revenue 422.8 376.1 12% 13% Adjusted EBITDA 29.3 22.2 32% 33% Adjusted EBITDA Margin 6.9% 5.9% Adjusted EPS 0.33 0.19 74% GAAP Operating Earnings 10.9 8.9 23% GAAP Operating Earnings Margin 2.6% 2.4% GAAP EPS - (0.19) NM First Quarter 2017 Results Summary (US$ millions, except per share amounts) (1) Local currency (“LC”) basis, excluding the effects of foreign currency exchange rate fluctuations.

Colliers International 2017 5 % Change over Q1 2016 USD LC Outsourcing & Advisory 2% 3% Sales Brokerage 18% 18% Lease Brokerage 21% 22% Total 12% 13% Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage First Quarter 2017 Consolidated Revenues (US$ millions) Q1 Revenue (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. Revenue Mix 2017 2016 Outsourcing & Advisory 39% 43% Sales Brokerage 29% 27% Lease Brokerage 32% 30% Total 100% 100%

Colliers International 2017 6 First Quarter Geographic Split Q1 2016 Revenue Q1 2016 Adjusted EBITDA (US$ millions) Q1 2017 Revenue Q1 2017 Adjusted EBITDA

Colliers International 2017 ▪ 21% revenue growth on a local currency basis with 17% contribution from recent acquisitions and 4% internal revenue growth in local currencies ▪ Internal growth was driven by Outsourcing & Advisory, particularly valuation services and property management ▪ Margins impacted by (i) recent investments in people to add new service line capabilities in the US and (ii) timing of expenses 7 Q1 2017 Q1 2016 Q1 2016 USD LC Internal Growth (LC) Revenue Growth 22% 21% 4% R e v e nue Adjusted EBITDA (Adjusted EBITDA Margin) 8. 3% 10.3% Amer i cas (US$ millions) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: Q1 2017 $11.5M at 4.5% margin ; Q1 2016 $17.0M at 8.1% margin Q1 2017

EMEA

(US$ millions)

- 11% decline in internal revenues in local currencies and 7% growth from recent acquisitions
- Internal revenues were impacted by (i) a decline in Outsourcing & Advisory activity, particularly in France with several large project management assignments in the prior year quarter involving the supply and installation of materials at lower margins than other revenue types, offset by (ii) increased Lease Brokerage activity, primarily in the UK
- Foreign exchange headwinds of 6% negatively affected results on a US dollar basis, primarily UK pound sterling
- Adjusted EBITDA improvement driven by changes in revenue mix and recent acquisitions


Revenue
89.0
98.9
Outsourcing & Advisory (1)
48.2
61.2
Sales Brokerage
20.4
19.6
Lease Brokerage
20.4
18.1
Q1 2017
Q1 2016


Adjusted EBITDA
(Adjusted EBITDA Margin)
3.6
4.1%
(0.6%)
-0.6
Q1 2017
Q1 2016

	USD	LC	Internal Growth (LC)
Revenue Growth	(10%)	(4%)	(11%)

8

Colliers International 2017

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.
(2) GAAP Operating Earnings (Loss): Q1 2017 ($1.1M) at -1.2% margin ; Q1 2016 ($5.9M) at -6.0% margin

Colliers International 2017 9 8. 2% 4. 9% Asia Pacific (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: Q1 2017 $4.9M at 6.4% margin ; Q1 2016 $1.9M at 2.9% margin Q1 2017 Q1 2017 Q1 2016 Q1 2016 R e v e nue Adjusted EBITDA (Adjusted EBITDA Margin) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage USD LC Internal Growth (LC) Revenue Growth 15% 12% 12% ▪ 12% internal revenue growth in local currencies ▪ Revenue growth was concentrated in Lease Brokerage and Sales Brokerage ▪ Foreign exchange tailwinds positively impacted results on a US dollar reporting currency basis by 3% ▪ Adjusted EBITDA benefitted from operating leverage from higher revenues

Colliers International 2017 10 Highlights ▪ Net debt / pro forma adjusted EBITDA leverage reflects seasonal working capital utilization and Q1 acquisition spend ▪ Significant Q1 acquisition activity ▪ Anticipated capital expenditures of $40 - 45 million for full year 2017 March 31, 2017 C a s h March 31, 2016 $ 107.5 Total Debt 348.9 December 31, 2016 $ 113.1 262.5 $ 149.4 $ 241.4 134.8 145.2 Net Debt Redeemable non - controlling interests Shareholders' equity 212.5 153.5 Total capitalization $ 97.7 405.0 $ 307.3 121.8 222.5 $ 651.6 $ 496.7 $ 540.1 Net debt / pro forma adjusted EBITDA 1. 4 0 .7 1 .2 3 Months Ended Capital Expenditures Acquisition Spend (1) March 31, 2017 $ 6.7 $ 55.9 March 31, 2016 $ 4.2 $ 36.4 Capitalization & Capital Allocation Overview (US$ millions) (1) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiaries.

Colliers International 2017 ▪ 2017 Outlook o Revenue pipelines reflect sustained activity across all service lines o Generally stable conditions in major markets, despite ongoing geopolitical uncertainty o Low double - digit percentage revenue growth in local currency, given acquisitions completed year to date and expected low single - digit percentage internal revenue growth o Adjusted EBITDA margin consistent with 2016 o Low double - digit percentage adjusted EPS growth ▪ 2017 Focus o Integrate recently acquired businesses o Continue to pursue select recruits in key markets o Continue to strategically invest in global platform Looking Ahead 11

Appendix: Reconciliation of non - GAAP measures

Colliers International 2017 Reconciliation of GAAP earnings to adjusted EBITDA 13 Three months ended (US$ thousands) March 31, 2017 March 31, 2016 Net earnings $ 5,506 $ 4,032 Income tax 3,658 3,071 Other income, net (1,229) (600) Interest expense, net 2,942 2,364 Operating earnings 10,877 8,867 Depreciation and amortization 12,027 11,034 Acquisition - related items 4,208 1,071 Restructuring costs 734 - Stock - based compensation expense 1,443 1,212 Adjusted EBITDA $ 29,289 $ 22,184

Colliers International 2017 Three months ended (US$ thousands) March 31, 2017 March 31, 2016 Net earnings $ 5,506 $ 4,032 Non - controlling interest share of earnings (2,113) (2,414) Amortization of intangible assets 6,050 5,637 Acquisition - related items 4,208 1,071 Restructuring costs 734 - Stock - based compensation expense 1,443 1,212 Income tax on adjustments (2,010) (1,691) Non - controlling interest on adjustments (844) (502) Adjusted net earnings $ 12,974 $ 7,345 Three months ended (US$) March 31, 2017 March 31, 2016 Diluted net earnings (loss) per share $ - $ (0.19) Non - controlling interest redemption increment 0.08 0.23 Amortization of intangible assets, net of tax 0.10 0.09 Acquisition - related items 0.10 0.03 Restructuring costs, net of tax 0.01 0.00 Stock - based compensation expense, net of tax 0.04 0.03 Adjusted earnings per share $ 0.33 $ 0.19 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share 14